April 21, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Sandy Eisen
Mr. Chris White, Branch Chief
Mail Stop 4628
100 F Street, N.E.
Washington, DC 20549-4628

RE:	Nevada Geothermal Power Inc.’s Form 20-F for the year ended June 30, 2009, and Form 6-K filed December 2, 2009 File No. 0-49917

Dear Ms. Eisen and Mr. White:

This letter is in response to your letter dated April 9th, 2010 and follows up from our letter dated and filed via EDGAR on March 1, 2010 that responded to the Staff’s February 1, 2010 letter. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s April 9th letter.

Form 20-F for the year ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 6 Financial Statements

c) Foreign Currency Translation, page 7

1.

You tell us in your response to prior comment 7 in our letter dated February 1, 2010, that the functional currency for your Nevada operations is the US dollar, and your disclosure on page 13 of your financial statements indicates that your reporting currency is the US dollars. We likewise note that your financial statements are presented in US dollars. As such, please explain to us and disclose why you report translation balances in "other comprehensive income."

Otherwise stated, we also note your disclosure on page 8, which states that the results and financial position of group companies that have a functional currency different from the presentation currency are translated into the group's presentation currency. Since the functional currency of the Nevada operations is the US dollar and your presentation currency appears to be the US dollar, explain why there are balances that require translation.

RESPONSE

The consolidated financials include the accounts of Nevada Geothermal Power Inc, (“NGP Inc.”), the Parent, and it’s wholly owned subsidiaries:

  Blue Mountain Power Company Inc. (“BMP”), incorporated in the province of British Columbia;

  NGP Chile Ltda. (“Chile”), incorporated in Chile;

US Subsidiaries:

  Desert Valley Gold Co. (“DVG”), incorporated in the State of Nevada;

  Nevada Geothermal Power Company (“NGPC”), incorporated in the State of Nevada;

  Nevada Geothermal Operating Company (“Op Co”), a Delaware limited liability company;

  NGP Blue Mountain Holdco LLC (“NGP Holdco”), a Delaware limited liability company; and

  NGP Blue Mountain 1 LLC (“NGP 1”), a Delaware limited liability company.

The reporting currency for our group of companies is the US dollar. The functional currency for our US operations and Chile is the US dollar. NGP Inc. and BMP have the Canadian dollar as their functional currency and maintain their books in Canadian dollars. As a result, the financial statements for NGP Inc. and BMP have been and will continue to be translated into the US dollar at each reporting period, creating translation differences. Under the current rate method, these translation differences are reported in a separate component of other comprehensive income (“OCI”) in accordance with EIC 130, which is no different than US GAAP in this regard. The following table summarizes this:

	US Subsidiaries & Chile	NGP Inc. and BMP

Reporting Currency	US Dollar	US Dollar
Measurement/Functional Currency	US Dollar	Canadian Dollar
Currency in Which Books Are Kept	US Dollar	Canadian Dollar
Translation Method	N/A	Current Rate Method
Where to Report Translation Differences	N/A	OCI

In addition, the accumulated OCI as of June 30, 2009 includes exchange differences resulting from translating prior years. The Company determined it’s US subsidiaries were self-sustaining and changed its reporting currency to the US dollar on October 1, 2008 as described in note 2 (r) (iv) to the June 30, 2009 financial statements and again this treatment is the same under Canadian and US GAAP.

2.
Your response to prior comment number 8 states that geothermal property costs will be amortized on a straight line basis over a twenty year period. Your response to prior comment number 13 states that you have estimated that the life of the plant will be thirty years. Please further clarify a) the estimated life that you are using to depreciate costs incurred for the construction of the power plant and b) how you determined that the costs incurred for the exploration and development of geothermal property costs will only have a twenty year life if the plant will have a thirty year life.

RESPONSE

a)

The method used to amortize the power plant is straight line over a 30 year period. This period was determined to be the estimated life of the power plant by management after considering all available sources of information including the engineers involved in the construction of the facility. The useful life of the present wells (20 years) was considered in setting this 30 year life and we believe that re-drilling, re-working and additional new wells can and will be developed so that the geothermal reservoir will supply energy to the plant over the full 30 year period to operate the generators. In other words, we believe it will be economic to reinvest in the well field to ensure reservoir production for the full estimated life of the plant and infrastructure.

b)

Capital costs incurred in relation to the geothermal property are being amortized on a straight line basis over a 20 year period. We determined this period based on the geological engineering models of the underground geothermal reservoir and modeling of expected well field performance. This work, including a third party consulting report, supports a well life of twenty years, although we recognize this is an engineering estimate. We will monitor actual experience in relation to this expectation and if it differs from this estimate we will revise our estimate of useful life. We presently expect that re-drilling, re-working (casing, cementing, cleaning) and/or new wells will be necessary to maintain the reservoir performance for the full 30 year life of the plant.

3.	Please revise further filings to disclose the estimate useful life that you have assigned to each type of property, plant and equipment, including plant and well field.

RESPONSE

In future filings we will include a table disclosing depreciation rates for each asset class with a different estimated life, such as:

Asset Class	Estimated life

Power Plant	30 years
Well field	20 years

CONCLUSION:

In conclusion we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

    /s/ Andrew Studley
Chief Financial Officer